CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of March 2006
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .)
This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

SIGNATURE

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 15, 2006	By /s/ JAIME ALBERTO VELÁSQUEZ B.
	Name:	Jaime Alberto Velásquez B.
	Title:	Vice President of Finance

BANCOLOMBIA ISSUES A PROPOSAL TO COOPDESARROLLO
IN RELATION TO MEGABANCO
Medellín, COLOMBIA. March 15, 2006
Coopdesarrollo en Liquidación, the holder of 94.99% of the total outstanding common shares of Banco de Credito y Desarrollo Social Megabanco S.A. (Megabanco), has issued a public invitation to all parties interested in paying certain liabilities of Coopdesarrollo en Liquidación in exchange for receiving certain assets of this entity, including the shares that Coopdesarrollo en Liquidación holds in Megabanco and 100% of the fiduciary rights of the trust “Fideicomiso Activos Improductivos Megabanco” managed by Helm Trust.
The minimum price established for the offers is COP 690 billion and the public assignment hearing in respect of the transaction will take place tomorrow.
BANCOLOMBIA, duly authorized by its Board of Directors in its meeting held today, has presented an offer in order to be assigned the liabilities of Coopdesarrollo en Liquidación and, in consequence, receive in exchange the assets mentioned above. The transaction will be subject to the permits and authorizations required in accordance with Colombian Law.
In accordance with the information provided by the Superintendency of Finance, Megabanco is a Colombian banking entity that offers its services primarily to low and medium income and SMEs sectors, through a network of 187 offices. As of December 31, 2005, Megabanco had total shareholders equity of COP 145 billion and assets of COP 2.217 billion, including a net loan portfolio of COP 1.569 billion. Net profits as of December 31, 2005 totaled COP 63 billion pesos.